UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

TROPICANA LAS VEGAS HOTEL AND CASINO, INC.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
897085106
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	897085106

1	NAMES OF REPORTING PERSONS Trilliant Gaming Nevada Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		7,114,857 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,717,825 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,114,857 shares

WITH:	8	SHARED DISPOSITIVE POWER

9,717,825 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,717,825 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

100.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Percentage calculated on the basis of 9,717,825 shares of Class A Common Stock issued and outstanding on December 31, 2010.

CUSIP No.	897085106

1	NAMES OF REPORTING PERSONS Timothy Duncanson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	5	SOLE VOTING POWER

NUMBER OF		-0- shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,717,825 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- shares

WITH:	8	SHARED DISPOSITIVE POWER

9,717,825 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,717,825 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

100.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN**
* Percentage calculated on the basis of 9,717,825 shares of Class A Common Stock issued and outstanding on December 31, 2010.
** Timothy Duncanson expressly disclaims beneficial ownership of the shares of Tropicana Las Vegas Hotel and Casino, Inc.

CUSIP No.	897085106

1	NAMES OF REPORTING PERSONS Gerald W. Schwartz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	5	SOLE VOTING POWER

NUMBER OF		-0- shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,717,825 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- shares

WITH:	8	SHARED DISPOSITIVE POWER

9,717,825 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,717,825 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

100.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN**
* Percentage calculated on the basis of 9,717,825 shares of Class A Common Stock issued and outstanding on December 31, 2010.
** Gerald W. Schwartz expressly disclaims beneficial ownership of the shares of Tropicana Las Vegas Hotel and Casino, Inc.

CUSIP No.	897085106

1	NAMES OF REPORTING PERSONS Alex Yemenidjian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0- shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,717,825 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- shares

WITH:	8	SHARED DISPOSITIVE POWER

9,717,825 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,717,825 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

100.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN**
* Percentage calculated on the basis of 9,717,825 shares of Class A Common Stock issued and outstanding on December 31, 2010.
** Alex Yemenidjian expressly disclaims beneficial ownership of the shares of Tropicana Las Vegas Hotel and Casino, Inc.

ITEM 1.	Issuer.
(a)	Name of Issuer: Tropicana Las Vegas Hotel and Casino, Inc.
(b)	Address of Issuer’s Principal Executive Offices:
160 Pacific Avenue, Suite 222
San Francisco, California 94111

ITEM 2.	Filing Person.
(a)	Name of Person Filing:

Trilliant Gaming Nevada Inc., a Delaware corporation (“Trilliant Gaming”); Mr. Timothy Duncanson (“Mr. Duncanson”); Mr. Gerald W. Schwartz (“Mr. Schwartz”) and Mr. Alex Yemenidjian (“Mr. Yemenidjian”, and together with Trilliant Gaming, Mr. Duncanson and Mr. Schwartz, the “Reporting Persons”).

(b)	Address of Principal Business Offices or, if none, Residence:
c/o Onex Corporation
161 Bay Street
Toronto, Ontario M5J 2S1
Canada
(c)	Citizenship:

Trilliant Gaming	Delaware
Mr. Duncanson	Canada
Mr. Schwartz	Canada
Mr. Yemenidjian	United States
(d)	Title of Class of Securities: Class A Common Stock (“Class A Common”)

(e)	CUSIP Number: 897085106

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(F);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-(b)(1)(ii)(G);

(h)	☐	A savings association as defined as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (U.S.C. 801-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership.
As more fully described in the Form 10-12G/A filed by Tropicana Las Vegas Hotel and Casino, Inc. (the “Company”) on May 28, 2010, all of the Company’s stockholders are a party to that certain Stockholders’ Agreement, dated as of July 1, 2009 (the “Stockholders’ Agreement”), which contains certain agreements as to voting. As a result, all of the Company’s stockholders may be deemed to be a group for the purposes of Section 13 of the Securities and Exchange Act of 1934, as amended, with each of such stockholders being deemed to have beneficial ownership of all of the shares owned by the group. However, except as otherwise noted, each of the Company’s stockholders disclaims beneficial ownership of shares of the Company’s capital stock not held directly by such stockholder.
Trilliant Gaming is the beneficial owner (excluding the deemed beneficial ownership of shares held by other members of the group as a result of the Stockholders’ Agreement) of 2,916,221 shares of Class A Common (64.3% of the Class A Common) and 1,049,659 shares of Preferred Stock (81.0% of the Preferred Stock). Assuming full conversion of all shares of Preferred Stock into Class A Common at an exchange ratio of 4:1, Trilliant Gaming is the beneficial owner of 7,114,857 shares of Class A Common (73.2% of the fully converted Class A Common). The exchange ratio may increase to the extent dividends on the Preferred Stock accrue and are unpaid.
Trilliant Gaming’s beneficial ownership consists of shares held by Onex Armenco Gaming I LP (1,854,331 shares of Class A Common and 667,446 shares of Preferred Stock), Onex Armenco Gaming II LP (64,550 shares of Class A Common and 23,234 shares of Preferred Stock), Onex Armenco Gaming III LP (68,671 shares of Class A Common and 24,717 shares of Preferred Stock), Onex Armenco Gaming IV LP (44,088 shares of Class A Common and 15,870 shares of Preferred Stock), Onex Armenco Gaming V LP (68,671 shares of Class A Common and 24,717 shares of Preferred Stock), Onex Armenco Gaming VI LP (38,456 shares of Class A Common and 13,841 shares of Preferred Stock), Onex Armenco Gaming VII LP (30,408 shares of Class A Common and 10,945 shares of Preferred Stock), Onex Armenco Gaming IX LP (26,817 shares of Class A Common and 9,652 shares of Preferred Stock) and Onex Armenco Gaming X LP (651,558 shares of Class A Common and 234,520 shares of Preferred Stock) and Onex Armenco Gaming XI LP (68,671 shares of Class A Common and 24,717 shares of Preferred Stock). Trilliant Gaming is the general partner of, and controls all voting and investment decision of, each of the Onex Armenco Gaming entities. Each of Mr. Yemenidjian, the Company’s Chairman, Chief Executive Officer and President, Mr. Duncanson, one of the Company’s directors, and Mr. Schwartz, the chairman and controlling stockholder of Onex Corporation, owns one-third of the outstanding voting securities of Trilliant Gaming, and together Messrs. Yemenidjian, Duncanson and Schwartz own 100% of the outstanding voting securities of Trilliant Gaming. A stockholders agreement among Messrs. Yemenidjian, Duncanson and Schwartz sets forth the rights of each of them with respect to control of Trilliant Gaming and, in turn, the securities of the Company owned by the Onex Armenco Gaming Entities. The Onex Armenco Gaming Entities were formed by entities affiliated with Onex Corporation. As a result, Trilliant Gaming and, in turn, Messrs. Yemenidjian, Duncanson and Schwartz, may be deemed to have beneficial ownership of the shares of Class A Common held by the Onex Armenco Gaming entities, but disclaim beneficial ownership of shares not held by them personally.

Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(a)	Amount beneficially owned:	9,717,825 shares

(b)	Percentage of Class:	100.0%

(c)	Number of shares as to which the Reporting Persons have:

(i)	Sole power to vote or direct the vote:	7,114,857 shares*

(ii)	Shared power to vote or to direct the vote:	9,717,825 shares*

(iii)	Sole power to dispose or to direct the disposition of:	7,114,857 shares*

(iv)	Shared power to dispose or to direct the disposition of:	9,717,825 shares*

*	See pages above for listing of shareholdings for the Reporting Persons.

ITEM 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following box: ☐.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.
Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding shares of Class A Common.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.
Trilliant Gaming; Mr. Duncanson; Mr. Schwartz; and Mr. Yemenidjian

ITEM 9.	Notice of Dissolution of Group.
Not applicable.

ITEM 10.	Certifications.
Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 17, 2011

TRILLIANT GAMING NEVADA INC.
By:	/s/ Alex Yemenidjian
Name:	Alex Yemenidjian
Title:	Director

By:	/s/ Timothy Duncanson
Name:	Timothy Duncanson
Title:	Director

GERALD W. SCHWARTZ
By:	/s/ Donald W. Lewtas
Name:	Donald W. Lewtas
Title:	Authorized Signatory for Gerald W. Schwartz

/s/ Timothy Duncanson
Timothy Duncanson

/s/ Alex Yemenidjian
Alex Yemenidjian

Exhibit Index
Exhibit A	Joint Filing Agreement, dated February 17, 2011, among certain stockholders of the Company.